100 Pearl Street, Hartford, CT 06103	800.248.7971	VIRTUS.COM

September 16, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:         Anu Dubey, Division of Investment Management

Re:	Virtus Opportunities Trust

File Nos. 033-65137 and 811-07455

Post-Effective Amendment No. 87

Dear Ms. Dubey:

Thank you for your telephonic comments on August 8, 2016 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2016. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on September 23, 2016.

Comment 1.      Please explain to the Staff in your response letter why the intended merger of the three original funds into these three clone funds does not require the filing of a Form N-14 to register the shares of the clone funds, and potentially to seek shareholder approval of said merger.

Response 1.       The three original funds noted above currently comprise the Virtus Insight Trust (“VIT”). In May of 2016, VIT held a shareholder meeting at which time shareholders of VIT approved the reorganization of VIT from a Massachusetts trust to Delaware trust. As part of that meeting, and by separate vote, the shareholders of VIT also authorized the Board of Trustees of VIT to approve future reorganizations without obtaining shareholder approval, when appropriate. Because shareholders just recently approved the reorganization of the VIT funds into the Delaware trust and because Registrant believes that it meets the standards contained in Rule 17a-8 under the Investment Company Act of 1940, with respect to the current mergers, Registrant does not believe it is necessary to file a Form N-14 registration statement or to seek additional shareholder approval. In addition, because the shares issued pursuant to the registration of the three clone funds in the Virtus Opportunities Trust are subject to a continuous registration process, there is no need to file a Form N-14 registration statement for that purpose.

Comment 2.      Page 1, Emerging Markets Opportunities Fund, Portfolio Turnover. Please clarify that the disclosed portfolio turnover rate applies to the Predecessor Fund. (Note: This comment applies to all three funds.)

Response 2.       We have made the requested change.

Comment 3.      Page 2, Emerging Markets Opportunities Fund, Principal Investment Strategies. Regarding the disclosure that the fund will invest in “equity-linked instruments,” please disclose what equity-linked instruments are for purposes of the fund’s 80% policy. If such investments will

Securities distributed by VP Distributors, LLC

include derivatives, please disclose that for purposes of the fund’s 80% policy they will be valued at market value and not notional value.

Response 3.       We have added the requested disclosure.

Comment 4.      Page 2, Emerging Markets Opportunities Fund, Principal Investment Strategies. Regarding the fund’s policy to invest “at least 80% of its assets in equity securities or equity-linked investments,” please indicate whether the test applies to “total assets” or “net assets plus any borrowings” as required by Rule 35d-1. (Note: This comment applies to all three funds for purposes of their respective 80% policy.)

Response 4.       We have revised the referenced disclosed in each instance to indicate that the 80% test applies to “net assets, plus any borrowings for investment purposes.”

Comment 5.      Page 2, Emerging Markets Opportunities Fund, Principal Investment Strategies. Regarding the description of emerging markets countries, please eliminate “generally” and revise to be more specific as to countries that will be considered emerging markets countries.

Response 5.       We have reviewed the prospectuses of a number of other fund complexes and have researched common definitions of “emerging markets countries” used in other areas of the mutual fund industry. Most emerging markets funds that we looked at use either a definition similar to ours, or a reference to an index, and in either case do not provide a full listing of the countries included. In fact, while many of the indices and references include mostly the same countries, few of them include exactly the same countries. We believe our current disclosure to be in line with others in the industry and have made no changes in response to this comment.

Comment 6.      Page 6, Low Duration Income Fund, Investment Objective. Please revise the fund’s investment objective to emphasize pursuit of income in light of the use of the term “income” in the fund’s name. (See Q9 of FAQs on Rule 35d-1.)

Response 6.       We have reviewed the referenced guidance and believe that we have complied by including the term “income” in the fund’s investment objective; Rule 35d-1 does not require that the term be included in any particular manner, and we have given the term the amount of emphasis we think is required. We have therefore made no changes in response to this comment.

Comment 7.      Page 6, Low Duration Income Fund, Annual Fund Operating Expenses. Regarding footnote (c) to the table, please confirm in your response letter that the referenced date associated with the expense limitation arrangements will be at least one year from the prospectus date. (Note: This comment applies to all three funds.)

Response 7.       So confirmed.

Comment 8.      Page 6, Low Duration Income Fund, Annual Fund Operating Expenses. Regarding footnote (c) to the table, please revise the last line to indicate that the fund may recapture operating expenses for a period of three years following the time the reimbursement is made, rather than as currently disclosed, “for a period of three years following the fiscal year in which such reimbursement occurred.” Please refer to Investment Company Audit Guide, sections 8.08 and 8.09. (Note: This comment applies to Low Duration Fund and Tax-Exempt Bond Fund.)

Response 8.       We have made the requested change for both funds.

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Comment 9.      Page 7, Low Duration Income Fund, Principal Investment Strategies. Please add explanation of what the term “duration” means and include an example of its impact as it relates to interest rate changes.

Response 9.       We have added the requested disclosure.

Comment 10.    Page 7, Low Duration Income Fund, Principal Investment Strategies. Regarding the description of securities in the first bullet, please advise supplementally whether the fund will invest more that 15% of its assets in CMOs, REMICs and other pass-through securities. If the fund will invest more than 15% in such assets, please explain how the fund’s Board of Trustees determines such investments are liquid. Please supply the following information for each security type: (a) describe whether there exists an active market for the asset, including the number, diversity and quality of market participants; (b) describe the frequency of trades or quotes for the asset and average daily trading volume of the asset; (c) describe the volatility of trading prices for the asset; (d) indicate bid/ask spreads for the asset; (e) describe restrictions on trading of the asset and any limitations on transfers of the asset; (f) describe the size of the fund’s position in the asset relative to the size of the issuer, average daily trading volume and, as applicable, the number of unites of the asset outstanding; (g) describe the availability of and the adviser’s access to information on underlying loans or other assets held by the vehicle and the borrowers; and (h) describe how the fund will be able to appropriately value these instruments daily. Please also clarify the investments described in the first bullet as it currently seems to read that the fund only invests in U.S. government backed CMOs, REMICs and other pass through securities.

Response 10.      We have revised the bulleted list of investment types to clarify the types of pass-through securities in which the fund may invest.

From time to time, the fund will invest more than 15% of its assets in CMOs, REMICs, and other pass-through securities. The fund’s Board of Trustees relies on the subadviser to determine liquidity of such investments based on the following provided to the Board. We have restated (a) through (h) below along with our response directly below the respective comment or comments.

(a) describe whether there exists an active market for the asset, including the number, diversity and quality of market participants; (b) describe the frequency of trades or quotes for the asset and average daily trading volume of the asset; (c) describe the volatility of trading prices for the asset

For agency mortgage backed securities (MBS), the market is approximately $5.4 trillion in size as of 6/30/16. There are numerous institutions, including the U.S. government, transacting in this market daily.

For non-agency MBS, which includes both residential CMOs and commercial mortgage backed securities (CMBS), the markets are $598 billion and $327 billion in size, respectively, as of 6/30/16. Investment grade non-agency CMOs have average daily trade volume of approximately 78.5 million numbering 126 trades. Non-investment grade non-agency CMOs have average daily trade volume of approximately 1.7 billion numbering 540 trades. Investment grade CMBS have average daily trade volume of approximately 603.9 million numbering 178 trades. Non-investment grade CMBS have average daily trade volume of approximately 607.4 million numbering 104 trades. There are numerous institutions transacting in these markets daily. The fund’s allocation to residential mortgage backed securities and commercial mortgage backed securities overall are investment grade rated and, as can be surmised from the statistics above, are where higher trade volume within both sectors occurs.

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Investment grade asset backed securities (ABS) have average daily trade volume of 689.6 million numbering 241 trades. Non-investment grade ABS have average daily trade volume of 86.2 million numbering 18 trades. There are numerous institutions transacting in this market daily. The fund’s allocation to ABS overall is investment grade rated and, as the data shows, is where higher trade volume within the sector occurs.

The securities within all fixed income sectors, including structured finance sectors (MBS, CMBS, ABS), generally experience similar price volatility to investment grade corporate bonds. The lower the rating and the longer the duration, the more price volatility a security will have.

(d) indicate bid/ask spreads for the asset

The current bid/ask spreads range from 1/64th of a point to 1 point depending on the type of securities/assets involved.

(e) describe restrictions on trading of the asset and any limitations on transfers of the asset

We do not actively participate in any security that has restrictions on trading or transfers.

(f) describe the size of the fund’s position in the asset relative to the size of the issuer, average daily trading volume and, as applicable, the number of units of the asset outstanding

Given the size of the fund relative to the entire agency MBS market, we feel this question is not relevant to us.

g) describe the availability of and the adviser’s access to information on underlying loans or other assets held by the vehicle and the borrowers

The subadviser gains access to information on the underlying loans or other assets held by the vehicle and the borrowers through Bloomberg, Intex, Wall Street research and Trustee information.

(h) describe how the fund will be able to appropriately value these instruments daily

The fund is able to appropriately value these instruments daily through the use of third party pricing services, TRACE, Bloomberg, and investment banks.

Comment 11.    Page 7, Low Duration Income Fund, Principal Investment Strategies. Please provide the information requested in Comment #10 for the fund’s investments in non-agency residential mortgage-backed securities, which the Staff notes constitute approximately 14% of the fund’s investments according to the fund’s Fact Sheet.

Response 11.      Please refer to our response to Comment #10 above, except with respect to subsection (f). For subsection (f), given the size of the fund, we generally do not encounter this situation; however, the fund will typically not own more than 10% of an issuer.

Comment 12.    In the fourth bullet, please add a reference to “junk bonds” to the description of “high-yield debt instruments.”

Response 12.      We have added the requested disclosure.

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Comment 13.    Page 7, Low Duration Income Fund, Principal Investment Strategies. Regarding bank loans, please add a description of bank loan risks to the Principal Risks section.

Response 13.      We have added the requested disclosure.

Comment 14.    Page 7, Low Duration Income Fund, Principal Risks. Regarding “Emerging Markets Investing Risk,” please tie this risk the disclosure under Principal Investment Strategies.

Response 14.      We have added the requested disclosure.

Comment 15.    Page 12, Tax-Exempt Bond Fund, Principal Investment Strategies. Please add a reference to “junk bonds” to the description of “high-yield/high-risk fixed income securities.”

Response 15.      We have added the requested disclosure.

Comment 16.    Page 15, More Information About Fund Expenses. Regarding the description of the funds’ ability to recapture previously waived or reimbursed expenses, please revise to state that the recapture cannot cause the fund to exceed its expense limit in effect at the time of the waiver or reimbursement or at the time of recapture.

Response 16.      We have made the requested revision.

Comment 17.    Page 19, Tax-Exempt Bond Fund, Principal Investment Strategies. Regarding the disclosure that the fund may invest in Puerto Rico, if the fund invests in such securities to a material extent, please add risk disclosure specific Puerto Rico investments.

Response 17.      The fund has not invested in Puerto Rico in some time and the fund’s subadviser no longer considers such investments to be a principal investment strategy. We have, therefore, removed the reference to investments in Puerto Rico, as well as to Guam and the U.S. Virgin Islands.

Comment 18.    Page 30, Risks Associated with Additional Investment Techniques and Fund Operations. Please move the risk entitled “Loans” to the section “More Information About Risks Related to Principal Investment Techniques” as this describes a principal risk of the Low Duration Income Fund.

Response 18.      We have made the requested change.

Comment 19.    Page 44, Account Policies, Annual Fee on Small Accounts. Please add the $25 small account fee to the Annual Fund Fees and Expenses table.

Response 19.      Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

Comment 20.    SAI page 48, Credit Default Swap Agreements. Please revise the disclosure for both index and single name credit default swap agreements to indicate that the fund will set aside the notional value. Please refer to the Eagle Fund public correspondence for further explanation of this comment.

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Response 20.      We have reviewed our current disclosure and have consulted with counsel concerning this comment, including the referenced public correspondence. We continue to believe that our disclosure is compliant with current requirements. We have made no changes in response to this comment.

Comment 21.    SAI page 73, Investment Limitations. Regarding the disclosure that the funds of funds will not “look through,” please consider adding disclosure to the effect that the fund will consider the concentration policy of the underlying funds when applying its own.

Response 21.      We have added the requested disclosure.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood

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